

July 16, 2015

Huang Pin Lung
Chief Executive Officer
Gushen, Inc.
Room 1203, 12/F HIP Kwan Commercial Building
38 Pitt Street
Yau Ma Tei, Kowloon, Hong Kong

> **Re: Gushen, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-204600**

Dear Mr. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have considered your response to prior comment 1 and we are unable to agree. We note that the shares being registered in the offering represent over 400% of the company's outstanding shares held by non-affiliates. We also note that your affiliates, Messrs. Huang, Cheung Yat Kit, Hsu Shih Chien and Cheung Ying Kit, are selling shares representing substantially more than 100% of the company's public float in this offering. Furthermore, we note the company's current shell status, lack of a market for the company's shares, nominal proceeds received by the company from the selling stockholders and the selling stockholders' short holding periods. As a result, we believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company's shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and

fix the offering price of the shares being sold for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

Prospectus Summary, page 2

2.	We note your response to prior comment 4 and the new disclosure entitled "Special Note" on page 3. However, your statement in the fourth sentence of this paragraph that "in the future we may make acquisitions on our own behalf however, we have no definitive plans to do so at this time" appears to inappropriately broaden your representation that you do not currently have any plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. Therefore, please revise or delete this statement.

The Offering, page 3

3.	We note your response to prior comment 5 regarding the fact that Mr. Huang will be selling shares on behalf of the company while simultaneously selling his own shares. With respect to Mr. Huang's conflict of interest, please disclose that Mr. Huang is under no obligation to sell the company's shares first before selling his own shares. Also clarify whether it will be Mr. Huang or investors who will determine if they are subscribing for shares being sold by the company or by Mr. Huang.

Risk Factors, page 5

Our primary operation is located in Hong Kong…, page 5

4.	We note your disclosure that you conduct all of your business operations through your operating entity in Hong Kong. Please identify this entity, if true, as Gushen Holding, Limited and disclose whether it is incorporated in Hong Kong, as is suggested by your disclosure. Since you disclose on page 14 that Gushen Holding, Limited is a wholly-owned subsidiary of the registrant, Gushen, Inc., please clarify how the risks you discuss relate to Gushen, Inc. and its shareholders.

5.	Furthermore, please revise your disclosure throughout the prospectus to disclose, if true, that Gushen, Inc. is a holding company and that you conduct all of your business operations through your operating entity in Hong Kong.

U.S. investors may experience difficulties in attempting to effect service of process…, page 5

6.	Please identify your directors and senior officers and disclose where each person resides.

<u>Our shareholders can only resell securities through reliance on Rule 144(i)…, page 10</u>

7.   We note the revisions you made to this risk factor in response to prior comment 2. As
        requested in prior comment 2, please disclose that the securities sold in this offering can
        only be resold through registration under Section 5 of the Securities Act of 1933, through
        the exemption from registration under Section 4(1) for non-affiliates (if available) or by
        meeting the conditions of Rule 144(i).

<u>Management's Discussion and Analysis, page 12</u>

8.   We note your response to prior comment 6; however, please revise to include a more
        detailed plan of operations for the next twelve months and through the point of generating
        revenues. We note your operational timeline with respect to developing a marketing
        plan, but this does not adequately explain the totality of information needed to provide
        investors a clearer understanding of how and when you expect to reach operational status
        and client and revenue generation. In this regard, please quantify and discuss in detail the
        funding required and costs associated with initiating and completing each proposed step
        in your business plan.

<u>Description of Business, page 14</u>

9.   Please revise your discussion to describe in greater detail what you mean by operational
        progress in terms of expanding your business into "Taiwan, across Asia and into the
        United States." Please balance your disclosure in light of your current shell company
        status and lack of revenues and clients by explaining the type and quantity of operations
        needed in order to facilitate your "tentative plans" to expand into other geographical
        regions. Please be specific.

10.   We note your revised disclosure in response to prior comment 12. Please further revise
        to explain in greater detail the background of your directors' knowledge and/or
        experience with crowdfunding activities, the location of those activities and their
        knowledge of the relevant government regulations. We note your biographical disclosure
        on page 22 pursuant to Item 401(e) is equally unclear. Alternatively, to the extent your
        crowdfunding business is aspirational in nature, please revise your disclosure
        accordingly.

<u>Use of Proceeds, page 16</u>

11.   Please revise your disclosure regarding your use of proceeds to take into account the
        expenses of the offering.

12.   Please further revise your narrative summary concerning your expected use of proceeds
        to explain what level of funding is required to advance your planned operations. We note
        from page 12 that your cash balance is currently not sufficient to fund your limited levels
        of operations and that you have not yet realized any revenue or acquired any clients. We

further note that you intend to purchase technology, i.e., computers and other related office equipment, to provide managerial and IT support to start-up companies and other small and medium enterprises. Revise your disclosure to explain what level of funding you must achieve to begin these planned operations. Please be specific. Your disclosure should make clear how you intend to purchase different technologies and your capabilities to service clients depending upon the level of funding achieved from your direct public offering. Lastly, please balance this disclosure while mindful of comment nine above.

Directors and Executive Officers and Corporate Governance, page 22

13.   We note that the two individuals who are your sole officer and directors are currently directors and work for Gushen Investment Management Limited, which appears to be in a similar business as the registrant. Please explain any relationship between the registrant and Gushen Investment Management Limited. Discuss the conflicts of interest that may arise between your officer and directors in connection with their roles with Gushen Investment Management Limited.

14.   We note your response to prior comment 21 regarding the oral loan agreement Mr. Cheung. Please disclose the material terms of the oral agreement, provide the disclosure required by Item 404(a)(5) of Regulation S-K and disclose if there is any limitation on the amounts that may be advanced.

15.   Please have counsel revise the first paragraph of the legal opinion to clarify that the registration statement seeks to register a total of 4,130,000 common stock shares, of which, 2,000,000 common stock shares are being offered for sale by the company and 2,130,000 common stock shares are being offered for sale by certain selling shareholders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Senior Staff Accountant at 202-551-3363 or Terry French, Accounting Branch Chief at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Attorney Advisor at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Adam Tracy, Esq.
Securities Compliance Group, Ltd.

Jeffrey DeNunzio, President
V Financial Group

Ray Heung
Representative Gushen, Inc.